

Maybank



Our file ref. : GSS/M201

Date : 17 May 2006
Exemption No.: 82-34861

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

BY COURIER

Re : Malayan Banking Berhad ("Maybank")

On behalf of Maybank, a company incorporated in Malaysia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act") :-

No.	Date of Announcement	Description of Document
1.	15 May 2006	Third Quarter Financial Results for the Financial Period Ended 31 March 2006.

Yours faithfully
for **MAYBANK**,

MOHD NAZLAN MOHD GHAZALI
Group Company Secretary

Enc.

MNMG\RE\shida mbbboard\adr.ms



Form Version 2.0

Financial Results

Submitted by **MALAYAN BANKING** on **15/05/2006 06:17:04 PM**
Reference No **MB-060510-58563**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Malayan Banking Berhad**
* Stock name	:	**MAYBANK**
* Stock code	:	**1155**
* Contact person	:	**Mohd Nazlan Mohd Ghazali**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31/03/2006**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **30/06/2006**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:


Maybank Group FS - Mar06.x


Notes to acounts - Mar06.do

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	3,329,087	2,489,173	9,787,302	7,556,440
2	Profit/(loss) before tax	948,303	911,857	2,814,787	2,686,197
3	Profit/(loss) after tax and minority interest	641,193	686,669	1,948,217	1,935,231

4	Net profit/(loss) for the period	641,193	686,669	1,948,217	1,935,231
5	Basic earnings/(loss) per share (sen)	16.93	18.63	51.82	53.21
6	Dividend per share (sen)	0.00	0.00	50.00	42.50

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.4600	4.5300

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	1,245,972	1,028,005	3,710,533	3,198,096
2	Gross interest income	2,198,785	1,868,942	6,343,946	5,672,177
3	Gross interest expense	1,067,239	855,723	3,015,353	2,551,551

Remarks :

Note: The above information is for the Exchange internal use only.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2006

Group	Note	3rd Quarter Ended Mar 2006 RM'000	3rd Quarter Ended Mar 2005 RM'000	Cumulative 9 Months Ended Mar 2006 RM'000	Cumulative 9 Months Ended Mar 2005 RM'000
Interest income	A16	**2,198,785**	1,868,942	**6,343,946**	5,672,177
Interest expense	A17	**(1,067,239)**	(855,723)	**(3,015,353)**	(2,551,551)
Net interest income		**1,131,546**	1,013,219	**3,328,593**	3,120,626
Income from Islamic Banking Scheme operations:	A28b				
Gross operating income		**202,201**	214,917	**607,268**	599,922
Profit equalisation reserves		**34,236**	(5,372)	**65,569**	(82,062)
		236,437	209,545	**672,837**	517,860
		1,367,983	1,222,764	**4,001,430**	3,638,486
Other operating income	A18	**704,583**	508,263	**2,043,181**	1,665,183
Net income		**2,072,566**	1,731,027	**6,044,611**	5,303,669
Other operating expense	A19	**(826,594)**	(703,022)	**(2,334,078)**	(2,105,573)
Operating Profit		**1,245,972**	1,028,005	**3,710,533**	3,198,096
Allowance for losses on loans, advances and financing	A20	**(297,662)**	(116,788)	**(895,694)**	(513,461)
		948,310	911,217	**2,814,839**	2,684,635
Share of profits in associated companies		**(7)**	640	**(52)**	1,562
Profit before taxation		**948,303**	911,857	**2,814,787**	2,686,197
Taxation & Zakat		**(276,596)**	(215,041)	**(822,598)**	(717,500)
Profit after taxation before minority interest		**671,707**	696,816	**1,992,189**	1,968,697
Minority Interest		**(30,514)**	(10,147)	**(43,972)**	(33,466)
Net profit for the year		**641,193**	686,669	**1,948,217**	1,935,231
Earnings per share	B13				
Basic		**16.93 sen**	18.63 sen	**51.82 sen**	53.21 sen
Fully diluted		**16.87 sen**	18.39 sen	**51.59 sen**	52.67 sen

(These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD

(3813-K)

(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED INCOME STATEMENT
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2006

Bank		3rd Quarter Ended		Cumulative 9 Months Ended	
		Mar 2006 RM'000	Mar 2005 RM'000	Mar 2006 RM'000	Mar 2005 RM'000
Interest income	A16	**2,033,764**	1,733,833	**5,886,462**	4,934,299
Interest expense	A17	**(964,131)**	(784,579)	**(2,743,259)**	(2,202,883)
Net interest income		**1,069,633**	949,254	**3,143,203**	2,731,416
Income from Islamic Banking Scheme operations:	A28b				
Gross operating income		**197,761**	203,355	**589,618**	528,564
Profit equalisation reserves		**27,792**	(3,001)	**55,057**	(77,226)
		225,553	200,354	**644,675**	451,338
		1,295,186	1,149,608	**3,787,878**	3,182,754
Other operating income	A18	**513,831**	409,087	**1,709,955**	4,226,671
Net income		**1,809,017**	1,558,695	**5,497,833**	7,409,425
Other operating expense	A19	**(701,182)**	(618,369)	**(2,046,489)**	(1,779,941)
Operating Profit		**1,107,835**	940,326	**3,451,344**	5,629,484
Allowance for losses on loans, advances and financing	A20	**(327,511)**	(222,375)	**(874,803)**	(1,103,692)
Profit before taxation		**780,324**	717,951	**2,576,541**	4,525,792
Taxation & Zakat		**(227,397)**	(204,560)	**(733,790)**	(1,292,412)
Profit after taxation		**552,927**	513,391	**1,842,751**	3,233,380

(These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 MARCH 2006

	Note	GROUP		BANK	
		Mar 2006 RM'000	June 2005 RM'000	Mar 2006 RM'000	June 2005 RM'000
ASSETS					
Cash and short-term funds		**20,865,264**	22,596,444	**18,449,888**	18,479,404
Deposits and placements with financial institutions		**10,060,611**	9,324,796	**9,191,332**	9,975,736
Securities purchased under resale agreements		**1,591,212**	299,857	**1,591,212**	296,871
Securities	A8 to A10	**36,068,582**	28,261,016	**28,028,178**	22,128,177
Loans, advances and financing	A11	**126,963,697**	119,593,814	**123,890,418**	115,481,632
Other assets	A12	**2,021,589**	1,664,333	**1,462,441**	993,599
Statutory deposits with Central Banks		**3,523,928**	4,228,781	**3,373,655**	4,051,998
Investment in subsidiary companies		**-**	-	**2,713,790**	1,915,978
Investment in associated companies		**8,724**	20,048	**7,940**	10,640
Property, plant and equipment		**1,379,240**	1,341,569	**1,177,727**	1,188,926
Deferred tax assets		**1,089,224**	963,946	**1,042,153**	911,752
Life and Family Takaful fund assets		**8,708,474**	3,600,656	**-**	-
TOTAL ASSETS		**212,280,545**	191,895,260	**190,928,734**	175,434,713
LIABILITIES					
Deposits from customers	A13	**134,387,342**	131,068,045	**121,532,164**	118,275,713
Deposits and placements of banks and other financial institutions	A14	**23,385,904**	18,361,182	**26,071,726**	19,874,194
Obligations on securities sold under repurchase agreements		**11,597,431**	7,627,695	**10,784,188**	7,422,269
Bills and acceptances payable		**5,174,667**	2,358,124	**6,099,410**	2,692,568
Other liabilities	A15	**3,664,386**	3,130,142	**3,362,819**	3,140,403
Recourse obligation on loans sold to Cagamas		**4,306,692**	4,990,773	**4,306,692**	4,990,773
Provision for taxation and zakat		**1,130,585**	880,205	**1,072,680**	855,514
Deferred tax liabilities		**19,125**	20,685	**-**	-
Subordinated obligations		**3,009,350**	3,004,000	**3,009,350**	3,004,000
Life and Family Takaful fund liabilities		**386,605**	120,506	**-**	-
Life and Family Takaful policy holders' funds		**8,321,869**	3,480,150	**-**	-
TOTAL LIABILITIES		**195,383,956**	175,041,507	**176,239,029**	160,255,434

(These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED BALANCE SHEETS AS AT 31 MARCH 2006

	Note	GROUP		BANK	
		Mar 2006 RM'000	June 2005 RM'000	Mar 2006 RM'000	June 2005 RM'000
SHAREHOLDERS' EQUITY					
Share capital		**3,789,700**	3,721,053	**3,789,700**	3,721,053
Reserves		**12,302,684**	12,680,256	**10,900,005**	11,458,226
		16,092,384	16,401,309	**14,689,705**	15,179,279
MINORITY INTEREST		**804,205**	452,444	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**212,280,545**	191,895,260	**190,928,734**	175,434,713
COMMITMENTS AND CONTINGENCIES	A25	**123,073,243**	109,451,821	**119,826,484**	107,615,751
CAPITAL ADEQUACY	A27				
Based on credit and market risks:					
Without deducting dividend payable *					
Core capital ratio		**8.65%**	11.45%	**8.41%**	11.07%
Risk-weighted capital ratio		**12.49%**	15.02%	**11.13%**	13.86%
After deducting dividend payable					
Core capital ratio:		**8.65%**	10.27%	**8.41%**	9.81%
Risk-weighted capital ratio:		**12.49%**	13.84%	**11.13%**	12.61%
Net assets per share		**RM4.46**	RM4.53	**RM3.88**	RM4.08

* In arriving at the capital base used in the ratio calculations of the Group and the Bank, the dividends proposed or declared but remain unpaid at the balance sheet date were not deducted.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2006

	<==== Non Distributable					====>		
GROUP	**Share Capital RM'000**	**Share Premium RM'000**	**Statutory Reserve RM'000**	**Capital Reserve RM'000**	**Unrealised Holding Reserve RM'000**	**Exchange Fluctuation Reserve RM'000**	**Distributable Retained Profits RM'000**	**Total RM'000**
At 1 July 2005								
As previously stated	3,721,053	1,501,117	3,965,468	15,250	-	49,238	7,149,183	16,401,309
Transitional adjustments	-	-	-	-	347,170	-	(170,682)	176,488
As restated	3,721,053	1,501,117	3,965,468	15,250	347,170	49,238	6,978,501	16,577,797
Currency translation differences	-	-	-	-	-	29,906	-	29,906
Goodwill on acquisition written off	-	-	-	-	-	-	5,243	5,243
Net decrease in fair value of securities	-	-	-	-	(134,588)	-	-	(134,588)
Net accretion from increased interest in subsidiaries	-	-	-	5,791	-	-	-	5,791
Net loss not recognised in the income statement	-	-	-	5,791	(134,588)	29,906	5,243	(93,648)
Net profit for the period	-	-	-	-	-	-	1,948,217	1,948,217
Transfer to statutory reserve	-	-	2,681	-	-	-	(2,681)	-
Issue of ordinary shares pursuant to ESOS	68,647	575,097	-	-	-	-	-	643,744
Dividends	-	-	-	-	-	-	(2,983,726)	(2,983,726)
At 31 March 2006	3,789,700	2,076,214	3,968,149	21,041	212,582	79,144	5,945,554	16,092,384
At 1 July 2004	3,600,172	500,566	4,274,198	15,250	-	38,188	6,195,062	14,623,436
Currency translation differences	-	-	-	-	-	33,799	-	33,799
Net accretion from increased interest in subsidiaries	-	-	-	-	-	-	2,944	2,944
Net gain not recognised in the income statement	-	-	-	-	-	33,799	2,944	36,743
Net profit for the period	-	-	-	-	-	-	1,935,231	1,935,231
Statutory reserve of the finance subsidiary no longer required upon transfer of business to the Bank, transferred to retained profits	-	-	(551,250)	-	-	-	551,250	-
Transfer to statutory reserve	-	-	238,053	-	-	-	(238,053)	-
Issue of ordinary shares pursuant to ESOS	111,459	934,102	-	-	-	-	-	1,045,561
Dividends	-	-	-	-	-	-	(1,860,312)	(1,860,312)
At 31 March 2005	3,711,631	1,434,668	3,961,001	15,250	-	71,987	6,586,122	15,780,659

(These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED STATEMENTS OF CHANGES IN EQUITY
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2006

BANK		<==== Non Distributable				====>	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Unrealised Holding Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2005								
As previously stated	3,721,053	1,501,117	3,871,038	-	-	89,419	5,996,652	15,179,279
Transitional Adjustments	-	-	-	-	338,219	-	(138,138)	200,081
As restated	3,721,053	1,501,117	3,871,038	-	338,219	89,419	5,858,514	15,379,360
Currency translation differences			(57)			(3,689)		(3,746)
Net decrease in fair value of securities	-	-	-	-	(188,678)	-	-	(188,678)
Net gain not recognised in the income statement		-	(57)	-	(188,678)	(3,689)	-	(192,424)
Net profit for the period	-	-	-	-	-	-	1,842,751	1,842,751
Issue of ordinary shares pursuant to ESOS	68,647	575,097	-	-	-	-	-	643,744
Dividends	-	-	-	-	-	-	(2,983,726)	(2,983,726)
At 31 March 2006	3,789,700	2,076,214	3,870,981	-	149,541	85,730	4,717,539	14,689,705
At 1 July 2004	3,600,172	500,566	3,636,325	-	-	79,936	4,282,034	12,099,033
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	-	25,831	-	25,831
Net profit for the period	-	-	-	-	-	-	3,233,380	3,233,380
Transfer to statutory reserve	-	-	234,046	-	-	-	(234,046)	-
Issue of ordinary shares pursuant to ESOS	111,459	934,102	-	-	-	-	-	1,045,561
Dividends	-	-	-	-	-	-	(1,860,312)	(1,860,312)
At 31 March 2005	3,711,631	1,434,668	3,870,371	-	-	105,767	5,421,056	14,543,493

(These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

CONDENSED INTERIM FINANCIAL STATEMENTS
UNAUDITED CONDENSED CASH FLOW STATEMENTS
FOR THE THIRD FINANCIAL QUARTER ENDED 31 MARCH 2006

	GROUP		BANK	
	Mar 2006	Mar 2005	Mar 2006	Mar 2005
	RM'000	RM'000	RM'000	RM'000
Profit before taxation	2,814,787	2,686,197	2,576,541	4,525,792
Adjustments for non-operating and non-cash items	1,634,054	685,793	1,415,194	(1,643,488)
Operating profit before working capital changes	4,448,841	3,371,990	3,991,735	2,882,304
Changes in working capital				
Net changes in operating assets	(15,545,200)	(6,050,802)	(10,076,146)	(28,572,856)
Net changes in operating liabilities	12,540,082	8,070,292	10,714,251	21,079,081
Tax expense and zakat paid	(699,056)	(510,015)	(647,025)	(1,117,782)
Net cash generated from operations	744,667	4,881,465	3,982,815	(5,729,253)
Net cash (used in)/generated from investing activities	(139,235)	(69,153)	(807,731)	2,587,758
Net cash (used in)/generated from financing activities	(2,015,809)	(2,073,100)	(3,018,713)	3,631,010
	(2,155,044)	(2,142,253)	(3,826,444)	6,218,768
Net change in cash and cash equivalents	(1,410,377)	2,739,212	156,371	489,515
Cash and cash equivalents at beginning of the year	22,275,641	23,047,474	18,293,517	19,565,495
Cash and cash equivalents at end of the period	20,865,264	25,786,686	18,449,888	20,055,010
Cash and cash equivalents comprise :				
Cash and short term funds as previously reported	22,596,444	23,009,080	18,479,404	19,527,827
Foreign exchange differences on opening balances	(320,803)	38,394	(185,887)	37,668
As restated	22,275,641	23,047,474	18,293,517	19,565,495

(These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended 30 June 2005)

A8. Securities Held-for-trading/Dealing Securities

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
At Fair Value/Carrying Value				
Money Market Instruments:-				
Malaysian Government Securities	**197,011**	-	**105,816**	-
Malaysian Government Treasury Bills	**709**	49,124	**709**	49,124
Malaysian Government Investment Issues	-	5,037	-	-
Bank Negara Malaysia Bills and Notes	**207,307**	104,625	**207,307**	104,625
Ba Islamic Accepted Bills	**21,471**	23,257	-	-
Khazanah Bonds	-	25,621	-	-
Foreign Certificates of Deposits	-	84,577	-	-
Total Money Market Instruments	**426,498**	292,241	**313,832**	153,749
Quoted securities:				
Shares	-	1	-	-
Unquoted securities:				
Private and Islamic debt securities in M'sia	**117,351**	260,000	-	-
Foreign Public Authority and Private Debt Securities	**249,684**	76,868	**249,684**	76,868
	367,035	336,868	**249,684**	76,868
Sub-total	**793,533**	629,110	**563,516**	230,617

A9. Securities Available-for-sale/Investment Securities

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
At Fair Value/Carrying Value				
Money market instruments:-				
Malaysian Government Securities	**1,881,049**	3,502,028	**1,305,561**	3,353,236
Cagamas Bonds	**2,054,714**	1,933,153	**1,638,020**	1,519,651
Foreign Government Securities	**1,735,738**	1,573,922	**1,680,554**	1,253,116
Malaysian Government Treasury Bills	**117,073**	109,942	**117,073**	109,942
Malaysian Government Investment Issues	**835,077**	1,052,052	**816,615**	1,006,202
Bank Negara Malaysia Bills	**1,187,778**	-	**1,033,270**	-
Foreign Government Treasury Bills	**3,708,810**	902,147	**4,112,722**	801,883
Negotiable Instruments of Deposits	**4,688,885**	3,097,275	**4,688,884**	2,742,261
Bankers' Acceptances and Islamic Accepted Bills	**750,410**	2,154,227	**561,692**	843,630
Khazanah Bonds	**199,971**	761,441	**199,971**	624,497
Total Money Market Instruments	**17,159,505**	15,086,187	**16,154,362**	12,254,418
Quoted Securities: -				
In Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**639,766**	672,834	**178,123**	386,501
Outside Malaysia:				
Shares, Warrants, Trust Units and Loan Stocks	**59,552**	89,241	**26,359**	70,021
	699,318	762,075	**204,482**	456,522
Unquoted Securities:-				
Shares, trust units and loan stocks in Malaysia	**794,871**	1,509,136	**511,029**	959,430
Shares, trust units and loan stocks outside Malaysia	**3,282**	-	**-**	-
Private and Islamic Debt Securities in Malaysia	**4,481,882**	6,033,964	**2,532,833**	3,754,633
Malaysian Government Bonds	**326,477**	451,479	**326,477**	451,479
Foreign Government Bonds	**-**	38,127	**-**	38,127
Foreign Islamic and Private Debt Securities	**4,779,228**	4,979,759	**4,426,157**	4,861,376
Credit Link Note	**-**	190,000	**-**	190,000
Others	**10**	8,535	**-**	8,535
	10,385,750	13,211,000	**7,796,496**	10,263,580
Net amortisation of premiums	**-**	(90,209)	**-**	(100,916)
Accumulated impairment losses/provision for diminution in value	**-**	(1,337,147)	**-**	(976,044)
Sub-total	**28,244,573**	27,631,906	**24,155,340**	21,897,560

A10. Securities Held-To-Maturity

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
At Amortised Cost				
Money market instruments:-				
Malaysian Government Securities	2,221,432	-	2,108,061	-
Cagamas Bonds	504,650	-	222,361	-
Foreign Government Securities	263,908	-	1,068	-
Malaysian Government Investment Issues	182,338	-	182,338	-
Bank Negara Malaysia Bills	14,975	-	-	-
Negotiable Instruments of Deposits	759,775	-	-	-
Bankers' Acceptances and Islamic Accepted Bills	1,429,057	-	-	-
Khazanah Bonds	4,859	-	2,467	-
Total Money Market Instruments	5,380,994	-	2,516,295	-
Unquoted Securities:-				
Private and Islamic Debt Securities in Malaysia	1,054,450	-	197,995	-
Foreign Government Bonds	48,192	-	48,192	-
Foreign Islamic and Private Debt Securities	360,671	-	360,671	-
Credit Linked Note	184,125	-	184,125	-
Others	2,044	-	2,044	-
	1,649,482	-	793,027	-
Accumulated impairment losses	-	-	-	-
Sub-total	7,030,476	-	3,309,322	-
Total securities	36,068,582	28,261,016	28,028,178	22,128,177

A11. Loans, Advances and Financing

	Group		Bank	
	31 March 2006 RM'000	**30 June 2005 RM'000**	**31 March 2006 RM'000**	**30 June 2005 RM'000**
Overdrafts	**13,398,493**	13,216,949	**13,374,051**	13,206,045
Term loans				
- Housing loans/financing	**25,547,436**	21,061,307	**25,477,613**	21,061,307
- Syndicated term loan/financing	**5,286,949**	6,306,295	**5,222,602**	4,004,830
- Hire purchase receivables	**22,285,604**	20,136,580	**22,285,603**	19,990,280
- Other term loans/financing	**40,812,655**	33,048,425	**37,234,973**	31,649,935
Credit card receivables	**2,176,760**	1,959,084	**2,176,760**	1,959,084
Bills receivables	**1,003,334**	1,538,344	**973,383**	1,532,907
Trust receipts	**2,619,047**	2,690,824	**2,603,616**	2,674,055
Claims on customers under acceptance credits	**7,458,157**	11,919,242	**7,669,341**	11,895,876
Loans/financing to banks and other financial institutions	**10,913,049**	10,776,303	**11,113,049**	10,776,303
Revolving credits	**12,988,559**	13,930,140	**12,988,559**	13,477,992
Staff loans	**943,060**	1,008,611	**888,832**	967,373
Housing loans to				
- Executive directors of the Bank	**389**	428	**389**	428
- Executive directors of subsidiaries	**1,008**	2,194	**1,008**	2,194
Others	**205,941**	265,654	**-**	-
	145,640,441	137,860,380	**142,009,779**	133,198,609
Unearned interest and income	**(12,013,085)**	(11,914,492)	**(11,975,787)**	(11,871,161)
Gross loans, advances and financing	**133,627,356**	125,945,888	**130,033,992**	121,327,448
Allowances for bad and doubtful debts and financing:				
- specific	**(3,759,445)**	(3,541,718)	**(3,452,054)**	(3,249,740)
- general	**(2,904,214)**	(2,810,356)	**(2,691,520)**	(2,596,076)
Net loans, advances and financing	**126,963,697**	119,593,814	**123,890,418**	115,481,632

A11. Loans, Advances and Financing (continued)

A11a. By type of customer

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Domestic operations:				
Domestic banking institutions	-	665	-	665
Domestic non-bank financial institutions				
- Stockbroking companies	**330,525**	204,047	**330,525**	204,047
- Others	**10,685,448**	10,586,762	**10,685,448**	10,569,169
Domestic business enterprise				
- Small and medium enterprise	**22,946,527**	20,794,134	**22,943,268**	20,772,772
- Others	**19,364,406**	20,000,292	**19,364,406**	19,859,385
Government and statutory bodies	**134,488**	1,118,981	**134,488**	1,115,370
Individuals	**49,738,274**	47,198,722	**49,513,940**	47,183,516
Other domestic entities	**380,347**	73,781	**270,419**	73,629
Foreign entities	**228,626**	444,041	**228,626**	388,012
	103,808,641	100,421,425	**103,471,120**	100,166,565
Labuan offshore	**2,964,774**	3,860,522	-	-
Total domestic operations	**106,773,415**	104,281,947	**103,471,120**	100,166,565
Overseas operations:				
Singapore	**22,766,211**	17,899,783	**22,766,211**	17,899,783
Hong Kong	**1,528,575**	1,388,034	**1,528,575**	1,388,034
United States of America	**746,261**	570,893	**746,261**	570,893
United Kingdom	**492,083**	225,769	**492,083**	225,769
China	**462,618**	437,316	**462,618**	437,316
Vietnam	**317,608**	363,802	**317,608**	363,802
Brunei	**195,513**	192,663	**195,513**	192,663
Cambodia	**44,797**	82,623	**44,797**	82,623
Bahrain	**9,206**	-	**9,206**	-
Philippines	**225,902**	431,045	-	-
Indonesia	**39,784**	41,329	-	-
Papua New Guinea	**25,383**	30,684	-	-
	26,853,941	21,663,941	**26,562,872**	21,160,883
	133,627,356	125,945,888	**130,033,992**	121,327,448

A11b. By interest/profit rate sensitivity

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Fixed rate				
- Housing loans/financing	**12,861,245**	11,471,746	**12,479,871**	11,432,672
- Hire purchase receivables	**18,320,732**	17,008,268	**17,305,963**	16,876,373
- Other fixed rate loans/financing	**17,484,186**	24,979,726	**17,452,774**	24,922,602
Variable rate				
- Base lending rate plus	**44,667,619**	41,577,203	**45,607,001**	41,360,396
- Cost plus	**12,112,050**	10,521,092	**11,899,907**	10,232,276
- Other variable rates	**28,181,524**	20,387,853	**25,288,476**	16,503,129
Gross loans, advances and financing	**133,627,356**	125,945,888	**130,033,992**	121,327,448

A11. Loans, Advances and Financing (continued)

A11c. Total loans by sector

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Domestic operations:				
Agriculture, hunting forestry and fishing	**1,978,401**	2,142,683	**1,978,401**	2,140,709
Mining and quarrying	**207,471**	172,044	**207,471**	166,989
Manufacturing	**12,244,219**	11,959,682	**12,172,136**	11,934,214
Electricity, gas and water	**1,523,036**	1,566,292	**1,523,036**	1,555,719
Construction	**5,767,013**	5,780,581	**5,667,496**	5,749,787
Real estate	**1,646,799**	1,594,165	**1,605,301**	1,568,985
Purchase of landed properties	**31,028,637**	29,496,138	**30,978,265**	29,462,321
(of which: - residential	**24,724,273**	23,739,516	**24,673,904**	23,705,699
- non-residential)	**6,760,027**	6,233,922	**6,760,024**	6,233,922
Less: Islamic housing loans sold to Cagamas	**(455,663)**	(477,300)	**(455,663)**	(477,300)
General commerce	**8,560,270**	8,204,501	**8,544,696**	8,148,918
Transport, storage and communication	**1,449,674**	1,217,629	**1,449,674**	1,193,348
Finance, insurance and business services	**11,976,046**	11,731,346	**12,160,846**	11,716,802
Purchase of securities	**8,291,568**	7,016,709	**8,108,542**	7,014,697
Purchase of transport vehicles	**12,395,855**	11,409,855	**12,393,801**	11,407,504
Less: Islamic loans sold to Cagamas	**(1,188,376)**	(270,216)	**(1,188,376)**	(270,216)
Consumption credit	**4,654,564**	4,421,089	**4,654,564**	4,418,289
Others	**3,273,464**	3,978,927	**3,215,267**	3,958,499
	103,808,641	100,421,425	**103,471,120**	100,166,565
Labuan Offshore	**2,964,774**	3,860,522	**-**	-
Total domestic operations	**106,773,415**	104,281,947	**103,471,120**	100,166,565
Overseas operations:				
Singapore	**22,766,211**	17,899,783	**22,766,211**	17,899,783
Hong Kong	**1,528,575**	1,388,034	**1,528,575**	1,388,034
United States of America	**746,261**	570,893	**746,261**	570,893
United Kingdom	**492,083**	225,769	**492,083**	225,769
China	**462,618**	437,316	**462,618**	437,316
Vietnam	**317,608**	363,802	**317,608**	363,802
Brunei	**195,513**	192,663	**195,513**	192,663
Cambodia	**44,797**	82,623	**44,797**	82,623
Bahrain	**9,206**	-	**9,206**	-
Philippines	**225,902**	431,045	**-**	-
Indonesia	**39,784**	41,329	**-**	-
Papua New Guinea	**25,383**	30,684	**-**	-
	26,853,941	21,663,941	**26,562,872**	21,160,883
	133,627,356	125,945,888	**130,033,992**	121,327,448

A11. Loans, Advances and Financing (continued)

A11d. Non-performing loans by sector

	Group		Bank	
	31 March 2006 RM'000	**30 June 2005 RM'000**	**31 March 2006 RM'000**	**30 June 2005 RM'000**
Domestic operations:				
Agriculture, hunting forestry and fishing	**77,434**	63,428	**77,434**	63,428
Mining and quarrying	**5,628**	3,756	**5,628**	3,756
Manufacturing	**767,810**	849,151	**757,238**	835,511
Electricity, gas and water	**428,828**	413,058	**428,828**	412,485
Construction	**786,948**	855,948	**769,020**	822,449
Real estate	**173,035**	244,480	**143,647**	212,070
Purchase of landed properties	**3,463,695**	3,417,953	**3,463,371**	3,417,630
(of which: - residential	**2,869,223**	2,770,423	**2,868,899**	2,770,100
- non-residential)	**594,472**	647,530	**594,472**	647,530
Wholesale and retail trade and restaurants and hotels	**665,726**	582,278	**665,726**	569,118
Transport, storage and communication	**30,815**	33,154	**30,815**	32,274
Finance, insurance and business services	**322,706**	360,464	**322,706**	360,464
Purchase of securities	**392,718**	439,428	**318,340**	354,261
Purchase of transport vehicles	**241,829**	223,896	**241,829**	223,896
Consumption credit	**322,266**	341,221	**322,266**	341,221
Others	**482,648**	474,098	**462,902**	450,347
	8,162,086	8,302,313	**8,009,750**	8,098,910
Labuan Offshore	**304,941**	325,355	**-**	-
Total domestic operations	**8,467,027**	8,627,668	**8,009,750**	8,098,910
Overseas operations:				
Singapore	**594,895**	684,835	**594,895**	684,834
United States of America	**11,866**	27,312	**11,866**	27,312
Hong Kong	**38,635**	115,381	**38,635**	115,381
Brunei	**37,542**	37,447	**37,542**	37,447
Vietnam	**17,837**	18,406	**17,837**	18,406
China	**16,731**	5,700	**16,731**	5,700
Cambodia	**3,821**	3,896	**3,821**	3,896
Papua New Guinea	**5,166**	5,592	**-**	-
Philippines	**67,695**	71,211	**-**	-
Indonesia	**1,376**	12,132	**-**	-
	795,564	981,912	**721,327**	892,976
	9,262,591	9,609,580	**8,731,077**	8,991,886

A11. Loans, Advances and Financing (continued)

A11e. Movement in non-performing loans, advances and financing ("NPL") are as follows:

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
At 1 July 2005/2004	9,609,580	10,397,446	8,991,886	8,062,241
Non-performing during the period/year	4,119,152	6,485,055	4,093,138	5,589,748
Reclassified as performing	(2,134,841)	(3,617,452)	(2,088,022)	(3,081,885)
Acquired by/from subsidiary	1,051	-	1,156	2,006,385
Recoveries	(1,603,223)	(1,730,420)	(1,567,493)	(1,784,644)
Amount written off	(748,005)	(1,954,142)	(725,620)	(1,828,805)
Loans converted to investment securities	(13,058)	(23,152)	(12,061)	(23,152)
Exchange differences	31,935	52,245	38,093	51,998
Closing balance	9,262,591	9,609,580	8,731,077	8,991,886
Specific allowance	(3,759,445)	(3,541,718)	(3,452,054)	(3,249,740)
Net non-performing loans, advances and financing	5,503,146	6,067,862	5,279,023	5,742,146
Net NPL as a% of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	4.18%	4.93%	4.12%	4.83%

A11f. Movement in general allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
General Allowance				
At 1 July 2005/2004	2,810,356	3,625,584	2,596,076	2,689,417
Allowance made during the period/year	110,426	22,934	90,145	-
Acquired by a subsidiary	364	-	-	-
Amount written back	(18,680)	(833,555)	-	(88,753)
Transfer from/(to) specific allowance	12,114	(7,289)	5,466	(7,237)
Exchange differences	(10,366)	2,682	(167)	2,649
Closing balance	2,904,214	2,810,356	2,691,520	2,596,076
As % of gross loans, advances and financing (including Islamic loans sold to Cagamas) less specific allowance	2.21%	2.28%	2.10%	2.18%

A11g. Movement in specific allowance for bad and doubtful debts (and financing) accounts are as follows:

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Specific Allowance				
At 1 July 2005/2004	3,541,718	3,634,101	3,249,740	2,688,326
Allowance made during the period/year	1,489,860	2,641,324	1,407,984	2,124,527
Acquired by/from subsidiary	184	-	1,119	772,431
Amount written back in respect of recoveries	(486,677)	(707,911)	(435,844)	(430,957)
Amount written off	(736,784)	(1,949,754)	(725,620)	(1,828,805)
Amount transferred to accumulated impairment losses in value of securities	(10,385)	(23,152)	(10,151)	(23,152)
Transfer to restructured/rescheduled loans	(30,879)	(65,632)	(30,879)	(65,632)
Transfer (to)/from general allowance	(12,114)	7,289	(5,466)	7,237
Exchange differences	4,522	5,453	1,171	5,765
Closing balance	3,759,445	3,541,718	3,452,054	3,249,740

A12. Other Assets

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Interest/Income receivable	**668,447**	485,023	**517,336**	459,627
Other debtors, deposits and prepayments	**1,156,481**	1,023,970	**815,362**	479,448
Foreclosed properties	**103,419**	117,266	**39,490**	54,524
Investment properties	**2,989**	38,074	**-**	-
Derivatives	**90,253**	-	**90,253**	-
	2,021,589	1,664,333	**1,462,441**	993,599

A13. Deposits from Customers

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Fixed deposits and negotiable instruments of deposits				
- One year or less	**82,759,347**	78,743,307	**69,899,060**	66,983,183
- More than one year	**2,362,430**	3,373,895	**2,102,758**	3,157,274
Savings deposits	**23,973,889**	22,947,897	**23,721,617**	22,697,326
Demand deposits	**25,257,748**	26,002,946	**25,774,801**	25,437,930
Others	**33,928**	-	**33,928**	-
	134,387,342	131,068,045	**121,532,164**	118,275,713
By type of customer				
Government and statutory bodies	**8,138,149**	8,147,680	**6,144,936**	5,064,055
Business enterprise	**51,491,845**	52,297,166	**41,929,046**	43,737,516
Individuals	**67,979,559**	63,788,782	**67,503,631**	63,411,919
Others	**6,777,789**	6,834,417	**5,954,551**	6,062,223
	134,387,342	131,068,045	**121,532,164**	118,275,713

A14. Deposits and Placement of Banks and Other Financial Institutions and Debt Securities

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Licensed banks	**17,852,549**	13,258,419	**21,172,179**	15,804,783
Licensed finance companies	**274,008**	303,427	**274,008**	54,113
Licensed merchant banks	**545,242**	9,998	**545,242**	9,998
Licensed discount houses	**118,000**	94,600	**118,000**	94,600
Other financial institutions	**4,596,105**	4,694,738	**3,962,297**	3,910,700
	23,385,904	18,361,182	**26,071,726**	19,874,194
Maturity structure of deposits and placements of banks and other financial institutions				
- One year or less	**19,968,913**	14,644,226	**22,654,735**	16,157,238
- More than one year	**3,416,991**	3,716,956	**3,416,991**	3,716,956
	23,385,904	18,361,182	**26,071,726**	19,874,194
Subordinated obligations				
Unsecured				
- less than one year	**610,000**	[1] 950,000	**610,000**	[1] 950,000
- more than one year	[2] **2,399,350**	[2] 2,054,000	[2] **2,399,350**	[2] 2,054,000

[1] Subordinated Notes of USD250 million.

[2] Includes Subordinated Notes of USD380 million.

A15. Other Liabilities

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Interest/Profit payable	**784,440**	726,507	**774,437**	710,358
Provision for outstanding claims	**419,141**	191,190	**-**	-
Unearned premium reserves	**277,212**	109,969	**-**	-
Provision for commitments and contingencies	**7,208**	7,208	**-**	-
Profit Equalisation Reserves	**185,267**	250,839	**183,548**	238,604
Provisions and accruals	**660,989**	421,271	**597,959**	518,443
Due to brokers and clients	**167,413**	115,183	**-**	-
Deposits and other creditors	**1,091,365**	1,307,975	**1,735,524**	1,672,998
Derivatives	**71,351**	-	**71,351**	-
	3,664,386	3,130,142	**3,362,819**	3,140,403

A16. Interest Income

	3rd Quarter ended		Nine months ended	
	31 March 2006 RM'000	31 March 2005 RM'000	31 March 2006 RM'000	31 March 2005 RM'000
Group				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,516,092**	1,308,112	**4,358,892**	3,907,556
- Recoveries from NPLs	**86,397**	100,765	**262,067**	298,290
Money at call and deposit placements with financial institutions	**246,506**	251,136	**811,494**	754,871
Securities held-for-trading/dealing securities	**46,040**	82,789	**122,792**	123,887
Securities available-for-sale/investment securities	**274,917**	150,110	**796,990**	690,908
Securities held-to-maturity	**61,508**	-	**77,517**	-
Others	**-**	4,382	**-**	13,042
	2,231,460	1,897,294	**6,429,752**	5,788,554
Amortisation of premium less accretion of discount	**(17,318)**	(13,846)	**(38,028)**	(56,466)
Interest income suspended	**(15,357)**	(14,506)	**(47,778)**	(59,911)
	2,198,785	1,868,942	**6,343,946**	5,672,177
Bank				
Loans, advances and financing				
- Interest income other than recoveries from NPL	**1,456,574**	1,253,990	**4,175,335**	3,399,120
- Recoveries from NPLs	**85,384**	92,093	**258,196**	298,573
Money at call and deposit placements with financial institutions	**221,815**	240,814	**739,178**	709,947
Securities held-for-trading/dealing securities	**43,338**	4,975	**110,775**	32,177
Securities available-for-sale/investment securities	**253,432**	171,841	**680,438**	599,773
Securities held-to-maturity	**3,562**	-	**9,698**	-
	2,064,105	1,763,713	**5,973,620**	5,039,590
Amortisation of premium less accretion of discount	**(15,073)**	(14,698)	**(39,475)**	(60,450)
Interest income suspended	**(15,268)**	(15,182)	**(47,683)**	(44,841)
	2,033,764	1,733,833	**5,886,462**	4,934,299

A17. Interest Expense

	3rd Quarter ended		Nine months ended	
	31 March 2006 RM'000	31 March 2005 RM'000	31 March 2006 RM'000	31 March 2005 RM'000
Group				
Deposits and placements of banks and other financial institutions	**258,373**	120,032	**712,331**	371,110
Deposits from customers	**735,299**	632,234	**2,068,306**	1,831,799
Loans sold to Cagamas	**45,639**	61,094	**140,495**	196,513
Subordinated notes	**21,771**	45,219	**80,038**	139,869
Others	**6,157**	(2,856)	**14,183**	12,260
	1,067,239	855,723	**3,015,353**	2,551,551
Bank				
Deposits and placements of banks and other financial institutions	**208,320**	136,448	**593,241**	362,898
Deposits from customers	**680,705**	538,280	**1,910,529**	1,535,974
Loans sold to Cagamas	**45,639**	61,094	**140,495**	155,744
Subordinated notes	**4,397**	47,707	**80,038**	143,602
Others	**25,070**	1,050	**18,956**	4,665
	964,131	784,579	**2,743,259**	2,202,883

A18. Other Operating Income

	3rd Quarter ended		Nine months ended	
	31 March 2006 RM'000	31 March 2005 RM'000	31 March 2006 RM'000	31 March 2005 RM'000
Group				
(a) Fee income:				
Commissions	**163,657**	120,649	**395,069**	344,166
Service charges and fees	**124,432**	117,968	**384,659**	355,838
Guarantee fees	**21,991**	23,611	**64,400**	62,098
Net brokerage and commissions	-			
from stock broking activities	**11,424**	20,366	**32,581**	53,949
Other fee income	**10,830**	13,592	**43,139**	35,783
	332,334	296,186	**919,848**	851,834
(b) Gain/loss arising from sale of securities:				
Net gain from sale of securities				
held-for-trading/dealing securities	**1,255**	(4,848)	**11,163**	14,660
Net gain from sale of securities	-			
available-for-sale/investment securities	**40,112**	89,441	**219,978**	270,762
	41,367	84,593	**231,141**	285,422
(c) Gross dividend from:				
Securities available-for-sale/investment securities	**10,264**	10,317	**16,834**	14,094
	10,264	10,317	**16,834**	14,094
(d) Unrealised gains/(losses) on revaluation of securities held-for-trading and derivatives	**79,551**	-	**228,471**	-
Write back of impairment losses on securities	**2,118**	(15,541)	**24,356**	37,233
	81,669	(15,541)	**252,827**	37,233
(e) Other income:				
Foreign exchange profit/(loss)				
- Realised	**130,428**	48,470	**302,675**	238,247
- Unrealised	**(46,802)**	14,694	**(22,173)**	5,960
Net premiums written	**120,313**	56,895	**252,978**	175,501
Rental Income	**4,527**	1,627	**14,352**	7,401
Gains on disposal of property, plant	-			
and equipment	**18,963**	558	**19,063**	4,064
Gain on disposal of foreclosed	-			
properties	**514**	133	**15,861**	539
Others	**11,006**	10,331	**39,775**	44,888
	238,949	132,708	**622,531**	476,600
Total other operating income	**704,583**	508,263	**2,043,181**	1,665,183

A18. Other Operating Income (continued)

	3rd Quarter ended		Nine months ended	
	31 March 2006 RM'000	31 March 2005 RM'000	31 March 2006 RM'000	31 March 2005 RM'000
Bank				
(a) Fee income:				
Commissions	**130,134**	123,681	**389,018**	366,191
Service charges and fees	**108,945**	100,293	**336,868**	291,708
Guarantee fees	**21,904**	22,394	**63,992**	59,878
Other fee income	**4,584**	6,259	**17,730**	19,099
	265,567	252,627	**807,608**	736,876
(b) Gain/(loss) arising from sale of securities:				
Net gain from sale of securities held-for-trading/dealing securities	**4,283**	394	**(5,264)**	1,138
Net gain/(loss) from sale of securities available-for-sale/investment securities	**29,476**	75,669	**166,146**	231,172
Net gain from sale of associated company	**-**	-	**4,320**	-
	33,759	76,063	**165,202**	232,310
(c) Gross dividend income from:				
Securities available-for-sale/investment securities	**6,089**	10,155	**9,173**	11,320
Subsidiary companies	**600**	5,662	**75,363**	2,924,037
	6,689	15,817	**84,536**	2,935,357
(d) Unrealised gains/(losses) on revaluation of securities held-for-trading and derivatives/ provision for diminution in value	**78,003**	(9,718)	**241,925**	32,970
Write back of impairment losses on securities	**3,674**	-	**36,338**	-
	81,677	(9,718)	**278,263**	32,970
(e) Other income:				
Foreign exchange profit/(loss)				
- Realised	**121,536**	46,998	**288,548**	234,191
- Unrealised	**(46,855)**	14,694	**(22,226)**	5,960
Rental Income	**3,761**	2,834	**12,220**	9,245
Gain on disposal of property and equipment (net)	**18,336**	190	**17,829**	3,926
Gain on disposal of foreclosed properties	**-**	-	**14,905**	-
Others	**29,361**	9,582	**63,070**	35,836
	126,139	74,298	**374,346**	289,158
Total other operating income	**513,831**	409,087	**1,709,955**	4,226,671

A19. Other Operating Expenses

	3rd Quarter ended		Nine months ended	
	31 March 2006 RM'000	31 March 2005 RM'000	31 March 2006 RM'000	31 March 2005 RM'000
Group				
Personnel costs				
- Salaries, allowances and bonuses	316,188	267,818	874,691	790,101
- Pension costs	46,754	38,824	128,679	114,574
- Others	41,705	28,663	125,847	88,301
Establishment costs				
- Depreciation	44,212	44,844	131,900	134,786
- Rental	15,662	22,530	44,278	50,468
- Repairs and maintenance of property, plant and equipment	23,762	11,549	82,907	49,631
- Information technology expenses	47,431	21,563	142,933	144,977
- Others	11,506	13,814	19,598	44,252
Marketing expenses				
- Advertisement and publicity	36,901	24,596	158,992	76,797
- Others	30,707	37,525	47,279	72,796
Administration and general expenses				
- Fees and brokerage	61,276	65,542	193,254	167,576
- Administrative expenses	54,750	37,287	153,041	136,084
- General expenses	28,206	54,128	93,590	125,790
- Claims incurred	52,617	22,076	102,317	68,464
- Others	14,917	12,263	34,772	40,976
	826,594	703,022	2,334,078	2,105,573
Bank				
Personnel costs				
- Salaries, allowances and bonuses	287,415	249,893	805,791	700,823
- Pension costs	42,973	36,409	119,633	103,528
- Others	34,197	25,019	106,441	75,862
Establishment costs				
- Depreciation	38,605	41,622	117,009	116,113
- Rental	14,280	14,251	42,749	44,154
- Repairs and manitenance of property,	-	-		
plant and equipment	23,956	26,271	76,383	44,394
- Information technology expenses	44,245	28,952	134,016	134,815
- Others	6,249	6,956	11,715	27,981
Marketing expenses				
- Advertisement and publicity	41,739	19,555	137,795	72,401
- Others	13,062	12,494	39,388	28,978
Administration and general expenses				
- Fees and brokerage	57,106	60,203	184,871	178,857
- Administrative expenses	34,696	36,100	147,412	116,389
- General expenses	53,981	51,364	94,672	107,981
- Others	8,678	9,280	28,614	27,665
	701,182	618,369	2,046,489	1,779,941

A20. Allowance for Losses on Loans, Advances and Financing

	3rd Quarter ended		Nine months ended	
	31 March 2006 RM'000	31 March 2005 RM'000	31 March 2006 RM'000	31 March 2005 RM'000
Group				
Allowance for bad and doubtful debts and financing:				
- general allowance (net)	**59,908**	(64,943)	**92,746**	(76,335)
- specific allowance	**409,710**	300,740	**1,489,860**	1,222,696
- specific allowance written back	**(111,689)**	(115,140)	**(489,213)**	(413,956)
Bad debts and financing written off	**52,597**	2,380	**144,506**	8,083
Bad debts and financing recovered	**(112,864)**	(6,249)	**(342,205)**	(227,027)
	297,662	116,788	**895,694**	513,461
Bank				
Allowance for bad and doubtful debts and financing:				
- general allowance (net)	**70,379**	30,051	**90,145**	552,600
- specific allowance	**393,511**	300,018	**1,407,984**	1,025,047
- specific allowance written back	**(76,113)**	(104,141)	**(435,844)**	(294,699)
Net write back of allowance in share broking activities	**-**	-	**-**	-
Bad debts and financing written off	**37,943**	2,380	**130,446**	6,400
Bad debts and financing recovered	**(98,209)**	(5,933)	**(317,928)**	(185,656)
	327,511	222,375	**874,803**	1,103,692

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A21. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	Mar 2006	Mar 2005	**Mar 2006**	Mar 2005	**Mar 2006**	Mar 2005	**Mar 2006**	Mar 2005	**Mar 2006**	Mar 2005	**Mar 2006**	Mar 2005
REVENUE AND EXPENSES	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
Revenue												
External revenue	**9,073,502**	6,960,189	**348,808**	343,254	**326,470**	195,360	**38,522**	57,637	**-**	-	**9,787,302**	7,556,440
Inter-segment revenue	**283,124**	3,026,738	**45,196**	25,353	**139,024**	51,972	**11,081**	15,097	**(478,425)**	(3,119,160)	**-**	-
Total revenue	**9,356,626**	9,986,927	**394,004**	368,607	**465,494**	247,332	**49,603**	72,734	**(478,425)**	(3,119,160)	**9,787,302**	7,556,440
Result												
Segment results	**4,067,175**	6,214,182	**144,334**	156,361	**240,402**	103,928	**(7,438)**	40,667	**(225,848)**	(2,975,059)	**4,218,625**	3,540,079
Finance costs	**(508,092)**	(341,983)	**-**	-	**-**	-	**-**	-	**-**	-	**(508,092)**	(341,983)
Operating profit	**3,559,083**	5,872,199	**144,334**	156,361	**240,402**	103,928	**(7,438)**	40,667	**(225,848)**	(2,975,059)	**3,710,533**	3,198,096
Loan loss and provision	**(901,085)**	(518,288)	**3,608**	5,327	**2,695**	-	**(912)**	(500)	**-**	-	**(895,694)**	(513,461)
Share of net profits of associates	**-**	-	**-**	-	**(50)**	-	**(2)**	1,562	**-**	-	**(52)**	1,562
Profit before taxation	**2,657,998**	5,353,911	**147,942**	161,688	**243,047**	103,928	**(8,352)**	41,729	**(225,848)**	(2,975,059)	**2,814,787**	2,686,197
Taxation & Zakat	**(738,741)**	(1,475,750)	**(48,958)**	(39,477)	**(78,794)**	(20,879)	**(7,339)**	(7,794)	**51,234**	826,400	**(822,598)**	(717,500)
Profit after taxation and zakat	**1,919,257**	3,878,161	**98,984**	122,211	**164,253**	83,049	**(15,691)**	33,935	**(174,614)**	(2,148,659)	**1,992,189**	1,968,697
Minority interest	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**(43,972)**	(33,466)
Net profit for the year	**1,919,257**	3,878,161	**98,984**	122,211	**164,253**	83,049	**(15,691)**	33,935	**(174,614)**	(2,148,659)	**1,948,217**	1,935,231
OTHER INFORMATION												
Capital expenditure	**105,869**	123,123	**556**	4,773	**3,921**	739	**114**	2,645	**-**	-	**110,460**	131,280
Depreciation	**119,270**	122,800	**4,513**	4,510	**6,230**	5,957	**1,887**	1,248	**-**	-	**131,900**	134,515
Non-cash expenses/(income) other than depreciation	**514,834**	311,229	**(3,230)**	32,349	**(7,739)**	(4,677)	**18,884**	381	**-**	-	**522,749**	339,282

	Mar 2006	June 2005	**Mar 2006**	June 2005	**Mar 2006**	June 2005	**Mar 2006**	June 2005	**Mar 2006**	June 2005	**Mar 2006**	June 2005
	RM'000	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
ASSETS AND LIABILITIES												
Segment assets	**201,506,870**	187,080,016	**11,252,682**	10,973,432	**13,176,923**	5,283,241	**1,520,473**	298,022	**(15,185,127)**	(11,759,499)	**212,271,821**	191,875,212
Investment in associates companies	**5,594**	6,164	**-**	-	**-**	-	**3,130**	13,884	**-**	-	**8,724**	20,048
Total assets	**201,512,464**	187,086,180	**11,252,682**	10,973,432	**13,176,923**	5,283,241	**1,523,603**	311,906	**(15,185,127)**	(11,759,499)	**212,280,545**	191,895,260
Total segment liabilities	**184,965,300**	170,141,103	**9,940,636**	9,584,975	**9,570,712**	3,950,914	**881,716**	166,828	**(9,974,408)**	(8,802,313)	**195,383,956**	175,041,507

GEOGRAPHICAL SEGMENT

	Revenue from external Customers		Profit Before Tax & Zakat		Capital expenditure		Segment assets	
	Mar 2006	Mar 2005	**Mar 2006**	Mar 2005	**Mar 2006**	Mar 2005	**Mar 2006**	June 2005
	RM'000	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
Malaysia	**8,564,740**	9,913,278	**2,676,387**	5,454,341	**95,767**	102,551	**189,385,463**	172,260,910
Singapore	**1,085,464**	447,792	**250,807**	118,545	**14,014**	25,683	**29,019,626**	21,764,859
Other locations	**615,523**	314,530	**113,441**	88,370	**679**	3,046	**9,060,583**	9,628,990
	10,265,727	10,675,600	**3,040,635**	5,661,256	**110,460**	131,280	**227,465,672**	203,654,759
Eliminations	**(478,425)**	(3,119,160)	**(225,848)**	(2,975,059)	**-**	-	**(15,185,127)**	(11,759,499)
Consolidated	**9,787,302**	7,556,440	**2,814,787**	2,686,197	**110,460**	131,280	**212,280,545**	191,895,260

A25. Commitments and Contingencies and Off-Balance Sheet Financial Instruments

In the nomal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to its customers. No material losses are anticipated as a result of these transactions.

The risk-weighted exposures of the Bank and its subsidiaries as at the following dates are as follows:

	As at 31 March 2006			As at 30 June 2005		
Group	**Notional Amount RM'000**	**Credit Equivalent Amount* RM'000**	**Risk Weighted Amount RM'000**	**Notional Amount RM'000**	**Credit Equivalent Amount* RM'000**	**Risk Weighted Amount RM'000**
Direct credit substitutes	5,236,918	5,236,918	5,010,410	5,320,687	5,320,687	5,148,704
Certain transaction-related contingent items	6,406,013	3,203,007	3,118,896	5,975,347	2,987,673	2,810,889
Short-term self-liquidating trade-related contingencies	7,524,815	1,504,963	770,229	8,027,254	1,605,451	475,399
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,644,039	1,644,039	1,416,208	747,516	747,516	508,866
Obligations under underwriting agreements	2,084,060	1,042,030	1,042,030	393,537	196,769	196,769
Irrevocable commitments to extend credit:						
- maturity within one year	49,873,498	-	-	39,382,518	-	-
- maturity exceeding one year	6,409,117	3,204,558	2,004,376	5,349,646	2,674,823	1,939,408
Foreign exchange related contracts:						
- less than one year	20,936,003	235,499	121,928	25,495,197	239,934	90,393
- one year to less than five years	98,248	8,429	-	219,892	10,803	-
- five years and above	-	-	-	7,461	-	-
Interest rate related contracts:						
- less than one year	10,125,865	71,373	17,962	6,856,875	97,558	14,825
- one year to less than five years	8,168,855	316,277	79,398	7,156,136	296,026	51,438
- five years and above	2,389,712	188,500	48,222	2,266,263	232,562	36,429
Miscellaneous	2,176,100	-	-	2,253,492	-	
	123,073,243	16,655,593	13,629,659	109,451,821	14,409,802	11,273,120

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A25. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Bank	Notional Amount RM'000	As at 31 March 2006 Credit Equivalent Amount* RM'000	Risk Weighted Amount RM'000	Notional Amount RM'000	As at 30 June 2005 Credit Equivalent Amount* RM'000	Risk Weighted Amount RM'000
Direct credit substitutes	4,440,698	4,440,698	4,331,374	4,486,618	4,486,618	4,430,077
Certain transaction-related contingent items	6,384,878	3,192,439	3,111,629	5,965,051	2,982,526	2,808,122
Short-term self-liquidating trade-related contingencies	7,496,615	1,499,323	770,145	8,006,585	1,601,317	475,177
Islamic housing and hire purchase loans sold to Cagamas Berhad	1,644,039	1,644,039	1,416,208	747,516	747,516	508,866
Obligations under underwriting agreements	273,060	136,530	136,530	262,429	131,215	131,215
Irrevocable commitments to extend credit:						
- maturity within one year	49,813,938	-	-	39,030,173	-	-
- maturity exceeding one year	6,297,068	3,148,534	1,948,352	5,318,584	2,659,292	1,923,877
Foreign exchange related contracts:						
- less than one year	20,936,003	235,499	121,928	25,495,197	239,934	90,393
- one year to less than five years	98,248	8,429	-	208,960	10,803	-
Interest rate related contracts:						
- less than one year	10,031,323	71,149	17,746	6,586,077	94,520	14,597
- one year to less than five years	7,915,827	311,051	77,581	7,027,515	293,750	45,364
- five years and above	2,324,472	183,360	45,733	2,235,793	230,391	35,579
Miscellaneous	2,170,315	-	-	2,245,253	-	
	119,826,484	14,871,051	11,977,226	107,615,751	13,477,882	10,463,267

* The credit equivalent amount is arrived at using the credit conversion factors as specified by Bank Negara Malaysia.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk

Group As at 31 March 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	15,904,956	-	-	-	-	4,960,308	-	20,865,264	3.74
Deposits and placements with banks and other financial institutions	515,339	7,610,329	1,339,582	2,450	45,510	547,401	-	10,060,611	3.61
Securities purchased under resale agreements	619,261	802,168	169,783	-	-	-	-	1,591,212	3.41
Securities	538,599	908,743	1,969,560	1,927,717	955,960	190,639	29,577,364	36,068,582	4.24
Loans, advances and financing								-	
- performing	39,366,074	13,880,387	12,996,163	14,503,580	34,313,165	9,305,396	-	124,364,765	6.25
- non-performing*	-	-	-	-	-	2,598,932	-	2,598,932	-
Life, general takaful and family takaful fund assets	-	-	-	-	-	8,708,474	-	8,708,474	-
Other non-interest sensitive balances	-	-	-	-	-	8,022,705		8,022,705	-
TOTAL ASSETS	56,944,229	23,201,627	16,475,088	16,433,747	35,314,635	34,333,855	29,577,364	212,280,545	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk (contd)

Group **As at 31 March 2006**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading book RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	60,759,108	12,922,348	23,569,658	1,736,684	176,218	35,223,326	-	134,387,342	2.91
Deposits and placements of banks and other financial institutions	7,980,603	5,193,946	3,833,800	2,020,436	655,337	3,701,782		23,385,904	3.52
Obligations on securities sold under repurchase agreements	9,677,193	1,889,882	30,356	-	-	-	-	11,597,431	2.98
Bills and acceptances payable	884,345	585,236	293,039	-	-	3,412,047	-	5,174,667	3.40
Recourse obligations on loans sold to Cagamas	414,753	274,911	3,617,028	-	-	-	-	4,306,692	4.13
Subordinated notes	-	-	610,000	-	1,399,350	1,000,000	-	3,009,350	4.66
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	386,605		386,605	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	8,321,869		8,321,869	-
Other non-interest sensitive balances	-	-	-	-	-	4,814,096		4,814,096	-
Total Liabilities	79,716,002	20,866,323	31,953,881	3,757,120	2,230,905	56,859,725	-	195,383,956	
Shareholders' equity	-	-	-	-	-	16,092,384		16,092,384	
Minority interests	-	-	-	-	-	804,205		804,205	
Total Liabilities and Shareholders' Equity	79,716,002	20,866,323	31,953,881	3,757,120	2,230,905	73,756,314	-	212,280,545	
On-balance sheet interest sensitivity gap	(22,771,773)	2,335,304	(15,478,793)	12,676,627	33,083,730	(39,422,459)	29,577,364	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(491,326)	196,866	(327,420)	591,880	30,000	-	-	-	
Total interest sensitivity gap	(23,263,099)	2,532,170	(15,806,213)	13,268,507	33,113,730	(39,422,459)	29,577,364	-	

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk (contd)

Group As at 30 June 2005	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	18,253,501	-	-	-	-	4,342,943	-	22,596,444	2.87
Deposits and placements with banks								-	
and other financial institutions	134,438	7,587,548	1,015,314	8,287	60,307	518,902	-	9,324,796	2.92
Securities purchased under resale								-	
agreements	197,481	102,376	-	-	-	-	-	299,857	1.28
Dealing securities	104,378	70,317	163,756	25,000	240,038	25,621	-	629,110	4.32
Investment securities	2,760,802	2,706,484	2,158,235	9,559,315	5,702,042	4,745,028	-	27,631,906	4.01
Loans, advances and financing								-	
- performing	34,517,481	21,693,037	12,831,875	11,424,879	20,220,528	15,648,508	-	116,336,308	6.30
- non-performing*	-	-	-	-	-	3,257,506	-	3,257,506	-
Life, general takaful and family									
takaful fund assets	-	-	-	-	-	3,600,656	-	3,600,656	-
Other non-interest sensitive									
balances	-	-	-	-	-	8,218,677	-	8,218,677	-
TOTAL ASSETS	55,968,081	32,159,762	16,169,180	21,017,481	26,222,915	40,357,841	-	191,895,260	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk (contd)

	Non trading book								
Group As at 30 June 2005	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading book RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	58,777,116	12,708,896	22,628,629	1,947,719	160,918	34,844,767	-	131,068,045	2.21
Deposits and placements of banks and other financial institutions	6,980,048	3,671,226	1,673,411	1,874,297	603,937	3,558,263	-	18,361,182	2.62
Obligations on securities sold under repurchase agreements	7,051,486	339,742	236,217	250	-	-	-	7,627,695	2.53
Bills and acceptances payable	131,317	48,432	76,564	-	-	2,101,811	-	2,358,124	2.98
Recourse obligations on loans sold to Cagamas	-	507,620	484,357	3,998,796	-	-	-	4,990,773	4.39
Subordinated notes	-	950,000	610,000	1,444,000	-	-	-	3,004,000	6.34
Life, general takaful and family takaful fund liabilities	-	-	-	-	-	120,506	-	120,506	-
Life, general takaful and family takaful policy holders' funds	-	-	-	-	-	3,480,150	-	3,480,150	-
Other non-interest sensitive balances	-	-	-	-	-	4,031,032	-	4,031,032	-
Total Liabilities	72,939,967	18,225,916	25,709,178	9,265,062	764,855	48,136,529	-	175,041,507	
Shareholders' equity	-	-	-	-	-	16,401,309	-	16,401,309	
Minority interests	-	-	-	-	-	452,444	-	452,444	
Total Liabilities and Shareholders' Equity	72,939,967	18,225,916	25,709,178	9,265,062	764,855	64,990,282	-	191,895,260	
On-balance sheet interest sensitivity gap	(16,971,886)	13,933,846	(9,539,998)	11,752,419	25,458,060	(24,632,441)	-	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	902,400	5,322,571	(912,736)	(3,272,400)	(2,039,835)	-	-	-	
Total interest sensitivity gap	(16,069,486)	19,256,417	(10,452,734)	8,480,019	23,418,225	(24,632,441)	-	-	

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk (contd)

Bank As at 31 March 2006	Non trading book Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 12 months RM'000	>1 - 5 years RM'000	over 5 RM'000	Non-interest sensitive RM'000	Trading book RM'000	Total RM'000	Effective interest rate %
ASSETS									
Cash and short-term funds	13,547,207	-	-	-	-	4,902,681	-	18,449,888	3.73
Deposits and placements with banks and other financial institutions	208,980	7,083,532	1,310,114	-	45,510	543,196	-	9,191,332	3.57
Securities purchased under resale agreements	619,261	802,168	169,783	-	-	-	-	1,591,212	3.30
Securities	1,991	13,444	1,066,507	1,373,919	638,481	187,917	24,745,919	28,028,178	4.12
Loans, advances and financing									
- performing	38,067,518	12,654,302	12,297,079	14,393,162	34,599,356	9,291,498	-	121,302,915	6.21
- non-performing*	-	-	-	-	-	2,587,503	-	2,587,503	-
Other non-interest sensitive balances	-	-	-	-	-	9,777,706	-	9,777,706	-
TOTAL ASSETS	52,444,957	20,553,446	14,843,483	15,767,081	35,283,347	27,290,501	24,745,919	190,928,734	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk (contd)

Bank **As at 31 March 2006**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading book RM'000**	**Total RM'000**	**Effective interest rate %**
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	51,984,524	10,577,819	22,824,798	1,623,507	15,300	34,506,216	-	121,532,164	2.91
Deposits and placements of banks and other financial institutions	10,507,920	5,409,115	3,778,282	2,019,290	655,337	3,701,782	-	26,071,726	3.48
Obligations on securities sold under repurchase agreements	8,864,248	1,889,585	30,355	-	-	-	-	10,784,188	2.87
Bills and acceptances payable	877,811	1,516,513	293,039	-	-	3,412,047	-	6,099,410	3.20
Recourse obligations on loans sold to Cagamas	414,752	274,911	3,617,029	-	-	-	-	4,306,692	4.13
Subordinated notes	-	-	610,000	-	1,399,350	1,000,000	-	3,009,350	4.66
Other non-interest sensitive balances	-	-	-	-	-	4,435,499	-	4,435,499	-
Total Liabilities	72,649,255	19,667,943	31,153,503	3,642,797	2,069,987	47,055,544	-	176,239,029	
Shareholders' equity	-	-	-	-	-	14,689,705	-	14,689,705	
Total Liabilities and Shareholders' Equity	72,649,255	19,667,943	31,153,503	3,642,797	2,069,987	61,745,249	-	190,928,734	
On-balance sheet interest sensitivity gap	(20,204,298)	885,503	(16,310,020)	12,124,284	33,213,360	(34,454,748)	24,745,919	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	(491,326)	147,521	(350,252)	664,057	30,000	-	-	-	
Total interest sensitivity gap	(20,695,624)	1,033,024	(16,660,272)	12,788,341	33,243,360	(34,454,748)	24,745,919	-	

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk (contd)

Bank **As at 30 June 2005**	**Non trading book** **Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading book RM'000**	**Total RM'000**	**Effective interest rate %**
ASSETS									
Cash and short-term funds	14,516,549	-	-	-	-	3,962,855	-	18,479,404	2.78
Deposits and placements with banks and other financial institutions	121,317	7,530,271	1,927,650	7,897	-	388,601	-	9,975,736	2.92
Securities purchased under resale agreements	194,495	102,376	-	-	-	-	-	296,871	1.27
Dealing securities	10,704	56,158	163,755	-	-	-		230,617	2.64
Investment securities	1,879,753	1,637,198	1,245,340	7,792,324	5,080,108	4,262,837	-	21,897,560	3.96
Loans, advances and financing								-	
- performing	32,888,392	20,182,258	12,170,515	11,256,094	20,189,618	15,648,685	-	112,335,562	6.33
- non-performing*	-	-	-	-	-	3,146,070	-	3,146,070	-
Other non-interest sensitive balances	-	-	-	-	-	9,072,893	-	9,072,893	-
TOTAL ASSETS	49,611,210	29,508,261	15,507,260	19,056,315	25,269,726	36,481,941	-	175,434,713	

MALAYAN BANKING BERHAD
(3813-K)
(Incorporated in Malaysia)

A26. Interest/Profit Rate Risk (contd)

Bank **As at 30 June 2005**	**Up to 1 month RM'000**	**>1 - 3 months RM'000**	**>3 - 12 months RM'000**	**>1 - 5 years RM'000**	**over 5 RM'000**	**Non-interest sensitive RM'000**	**Trading book RM'000**	**Total RM'000**	**Effective interest rate %**
	Non trading book								
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits from customers	48,017,028	10,960,635	22,541,627	1,898,414	-	34,858,009	-	118,275,713	2.10
Deposits and placements of banks								-	
and other financial institutions	8,150,273	3,957,420	1,728,807	1,874,297	603,937	3,559,460	-	19,874,194	2.48
Obligations on securities sold								-	
under repurchase agreements	6,846,060	339,742	236,217	250	-	-		7,422,269	2.53
Bills and acceptances payable	249,839	193,568	175,460	-	-	2,073,701	-	2,692,568	2.69
Recourse obligations on loans								-	
sold to Cagamas	-	507,620	484,357	3,998,796	-	-	-	4,990,773	4.39
Subordinated notes	-	950,000	610,000	1,444,000	-	-	-	3,004,000	6.34
Other non-interest sensitive								-	
balances	-	-	-	-	-	3,995,917	-	3,995,917	-
Total Liabilities	63,263,200	16,908,985	25,776,468	9,215,757	603,937	44,487,087	-	160,255,434	
Shareholders' equity	-	-	-	-	-	15,179,279	-	15,179,279	
Total Liabilities and Shareholders' Equity	63,263,200	16,908,985	25,776,468	9,215,757	603,937	59,666,366	-	175,434,713	
On-balance sheet interest sensitivity gap	(13,651,990)	12,599,276	(10,269,208)	9,840,558	24,665,789	(23,184,425)	-	-	
Off-balance sheet interest sensitivity gap (interest rate swaps)	902,399	5,322,571	(912,735)	(3,272,400)	(2,039,835)	-	-	-	
Total interest sensitivity gap	(12,749,591)	17,921,847	(11,181,943)	6,568,158	22,625,954	(23,184,425)	-	-	

* This is arrived at after deducting the general allowance and specific allowance from the outstanding non-performing loans.

A27. Capital Adequacy

The capital adequacy ratios of the Group and the Bank, based on credit and market risks as at the following dates:

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Core capital ratio	**8.65%**	10.27%	**8.41%**	9.81%
Risk-weighted capital ratio	**12.49%**	13.84%	**11.13%**	12.61%
Components of Tier I and Tier II capital:				
Tier I capital				
Paid-up share capital	**3,789,700**	3,721,053	**3,789,700**	3,721,053
Share premium	**2,076,214**	1,501,117	**2,076,214**	1,501,117
Other reserves [1]	**8,133,606**	11,114,651	**6,883,907**	9,867,691
Tier I minority interest	**327,793**	215,226	**-**	-
Less: Deferred tax assets [1]	**(963,946)**	(963,946)	**(911,753)**	(911,753)
Total Tier I capital	**13,363,367**	15,588,101	**11,838,068**	14,178,108
Tier II capital				
Subordinated obligations	**3,009,350**	2,054,000	**3,009,350**	2,054,000
General allowance for bad and doubtful debts	**2,904,214**	2,810,356	**2,691,520**	2,596,076
Total Tier II capital	**5,913,564**	4,864,356	**5,700,870**	4,650,076
Total capital	**19,276,931**	20,452,457	**17,538,938**	18,828,184
Less: Investment in subsidiary companies [2]	**-**	-	**(1,873,790)**	(1,075,978)
Capital base	**19,276,931**	20,452,457	**15,665,148**	17,752,206

[1] Under Bank Negara Guidelines, unaudited profits (which includes deferred tax) are not allowed for computation of capital adequacy ratios.

[2] Excludes the cost of investment in a subsidiary, Myfin Berhad (formerly known as Mayban Finance Berhad) of RM840.0 million as its business, assets and liabilities have been transferred to the Bank.

A28. Operations of Islamic Banking

A28a. Unaudited Balance Sheets as at 31 March 2006

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
ASSETS				
Cash and short-term funds	**2,266,346**	2,644,671	**2,153,565**	2,264,460
Deposits and placements with banks and other financial institutions	**543,195**	467,066	**543,195**	340,990
Securities	**3,192,398**	3,401,307	**2,888,781**	3,019,940
Financing, advances and other loans	**16,353,073**	16,052,758	**16,353,073**	16,052,758
Other assets	**13,559**	14,176	**9,676**	9,543
Deferred tax assets	**220,199**	235,516	**219,088**	230,410
Total Assets	**22,588,770**	22,815,494	**22,167,378**	21,918,101
LIABILITIES AND ISLAMIC BANKING FUNDS				
Deposits from customers	**13,007,970**	15,335,991	**12,906,783**	15,044,703
Deposit and placements of banks and other financial institutions	**2,972,289**	3,140,408	**2,952,019**	3,125,900
Bills and acceptances payable	**2,508,669**	1,191,359	**2,508,668**	1,191,359
Other liabilities	**1,091,685**	1,169,572	**1,089,694**	1,156,729
Provision for tax expense and zakat	**125,767**	171,593	**125,617**	165,017
Subordinated bonds	**1,000,000**	-	**1,000,000**	-
Total Liabilities	**20,706,380**	21,008,923	**20,582,781**	20,683,708
Islamic Banking Funds	**1,882,390**	1,806,571	**1,584,597**	1,234,393
Total Liabilities and Islamic Banking Funds	**22,588,770**	22,815,494	**22,167,378**	21,918,101
COMMITMENTS AND CONTINGENCIES	**8,126,692**	3,194,904	**8,126,692**	3,194,904

A28b. Unaudited Income Statements for the 3rd Quarter and Nine Months Ended 31 March 2006

	3rd Quarter ended		Nine months ended	
	31 March 2006 RM'000	31 March 2005 RM'000	31 March 2006 RM'000	31 March 2005 RM'000
Group				
Income derived from investment of depositors' funds	**307,193**	306,793	**915,500**	896,040
Allowance for losses on financing, advances and other loans	**(62,538)**	(82,037)	**(141,850)**	(105,036)
Transfer from/(to) profit equalisation reserve	**34,236**	(5,372)	**65,569**	(82,062)
Other expenses directly attributable to depositors and Islamic Banking Funds	**(5,040)**	(4,574)	**(17,626)**	(16,260)
Total attributable income	**273,851**	214,810	**821,593**	692,682
Income attributable to the depositors	**(107,228)**	(96,513)	**(331,019)**	(322,359)
Income attributable to the reporting institution	**166,623**	118,297	**490,574**	370,323
Income derived from investment of depositors' funds	**17,511**	19,706	**50,649**	47,449
Total net income	**184,134**	138,003	**541,223**	417,772
Other operating expenses	**(9,784)**	(15,069)	**(21,352)**	(21,208)
Finance cost	**(6,510)**	-	**(6,510)**	-
Profit before zakat and tax expense	**167,840**	122,934	**513,361**	396,564
Zakat	**86**	-	-	-
Tax expense	**(51,342)**	(28,286)	**(139,977)**	(104,384)
Net profit for the financial period	**116,584**	94,648	**373,384**	292,180

A28b. Unaudited Income Statements for the 3rd Quarter and Nine Months Ended 31 March 2006

	3rd Quarter ended		Nine months ended	
	31 March 2006 RM'000	31 March 2005 RM'000	31 March 2006 RM'000	31 March 2005 RM'000
Bank				
Income derived from investment of depositors' funds	**299,507**	292,645	**893,932**	791,002
Allowance for losses on financing, advances and other loans	**(58,537)**	(82,038)	**(139,850)**	(229,019)
Transfer from/(to) profit equalisation reserve	**27,792**	(3,001)	**55,057**	(77,226)
Other expenses directly attributable to depositors and Islamic Banking Funds	**(5,961)**	(4,775)	**(17,312)**	(15,258)
Total attributable income	**262,801**	202,831	**791,827**	469,499
Income attributable to the depositors	**(106,371)**	(93,944)	**(327,316)**	(287,990)
Income attributable to the reporting institution	**156,430**	108,887	**464,511**	181,509
Income derived from investment of Islamic Banking Funds	**17,512**	19,723	**50,568**	46,760
Total net income	**173,942**	128,610	**515,079**	228,269
Other operating expenses	**(6,378)**	(15,069)	**(21,056)**	(21,208)
Finance cost	**(6,510)**	-	**(6,510)**	-
Profit before zakat and tax expense	**161,054**	113,541	**487,513**	207,061
Tax expense	**(49,992)**	(34,436)	**(136,022)**	(49,670)
Net profit for the financial period	**111,062**	79,105	**351,491**	157,391

A28c. Financing, Advances and Other Loans

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Overdrafts	**1,285,077**	1,260,198	**1,285,077**	1,260,198
Term financing	**18,015,626**	18,346,671	**18,015,626**	18,346,671
Hire purchase receivables	**3,253,057**	3,159,755	**3,253,057**	3,159,755
Trust receipts	**172,811**	208,811	**172,811**	208,811
Other financing	**3,815,255**	3,318,393	**3,815,255**	3,318,393
	26,541,826	26,293,828	**26,541,826**	26,293,828
Unearned income	**(9,214,083)**	(9,353,925)	**(9,214,083)**	(9,353,925)
Gross financing, advances and other loans	**17,327,743**	16,939,903	**17,327,743**	16,939,903
Allowance for bad and doubtful debts and financing:				
- specific	**(350,676)**	(277,770)	**(350,676)**	(277,770)
- general	**(623,994)**	(609,375)	**(623,994)**	(609,375)
Net financing, advances and other loans	**16,353,073**	16,052,758	**16,353,073**	16,052,758

A28d. (i) Movements in non-performing financing, advances and other loans ("NPL") are as follows:

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
At 1 July	1,291,218	856,279	1,291,218	856,279
Non-performing during the period/year	693,652	907,066	693,652	907,066
Transfer from the finance subsidiary	-	227,924	-	227,924
Reclassified as performing	(370,165)	(496,966)	(370,165)	(496,966)
Recoveries	(205,379)	(171,623)	(205,379)	(171,623)
Amount written off	(62,503)	(34,236)	(62,503)	(34,236)
Expenses debited to customers' accounts	4,420	2,774	4,420	2,774
Closing balance	1,351,243	1,291,218	1,351,243	1,291,218
Specific allowance	(350,676)	(277,770)	(350,676)	(277,770)
Net non-perfoming financing, advances and other loans	1,000,567	1,013,448	1,000,567	1,013,448
Net NPL as % of gross financing, advances and other loans less specific allowance	5.37%	5.82%	5.37%	5.82%

(ii Movements in the allowance for bad and doubtful debts and financing accounts are as follows:

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
General allowance				
At 1 July	609,375	395,910	609,375	395,910
Allowance made during the period/year	12,871	213,465	12,871	213,465
Transfer from specific allowance	1,748	-	1,748	-
Closing balance	623,994	609,375	623,994	609,375
As % gross loans, financing and other loans less specific allowance	3.35%	3.50%	3.35%	3.50%

	Group		Bank	
	31 March 2006 RM'000	30 June 2005 RM'000	31 March 2006 RM'000	30 June 2005 RM'000
Specific allowance				
At 1 July	277,770	121,607	277,770	121,607
Allowance made during the period/year	184,755	129,592	184,755	129,592
Transfer from the finance subsidiary	-	110,547	-	110,547
Amount written back	(47,598)	(54,497)	(47,598)	(54,497)
Amount written off	(62,503)	(34,238)	(62,503)	(34,238)
Transfer to general allowance	(1,748)		(1,748)	
Transfer from/(to) specific allowance for restructured/rescheduled loans and financing	-	4,759	-	4,759
Closing balance	350,676	277,770	350,676	277,770

A28e. Deposit from Customers

(i) By type of deposit

	Group		Bank	
	31 March 2006 RM'000	**30 June 2005 RM'000**	**31 March 2006 RM'000**	**30 June 2005 RM'000**
Mudharabah Fund				
Demand deposits	-	245	-	-
General investment deposits	**4,218,164**	5,047,202	**4,118,022**	4,756,159
Special investment deposits	**600,391**	525,114	**599,591**	525,114
	4,818,555	5,572,561	**4,717,613**	5,281,273
Non-Mudharabah Fund				
Demand deposits	**3,783,901**	3,670,085	**3,783,657**	3,670,085
Savings deposits	**2,576,702**	2,264,203	**2,576,701**	2,264,203
Negotiable instruments of deposits	**1,828,812**	3,829,142	**1,828,812**	3,829,142
	8,189,415	9,763,430	**8,189,170**	9,763,430
Deposit from Customers	**13,007,970**	15,335,991	**12,906,783**	15,044,703

A29. Change in Accounting Policies and Transitional Adjustments (continued)

3) Where a loan becomes non-performing, interest accrued and recognised as income prior to the date the loans are classified as non-performing shall be reversed out of income and set-off against the accrued interest receivables account in the balance sheet. Thereafter, the interest accrued on the non-performing loans shall be recognised as income on a cash basis instead of being accrued and suspended at the same time as prescribed previously.

(b) Transitional Adjustments

The effects of the transitional adjustments to opening retained profits and unrealised holding reserves of the Group and Bank as described in Note A1 above are as follows:

	Group 31 March 2006 RM'000	Bank 31 March 2006 RM'000
Effects on retained profits:		
At 30 June, as previously stated	7,149,183	5,996,652
Effects of adopting the fair value accounting for derivatives	(160,798)	(160,798)
Effects of impairment to securities available-for-sale, previously net against unrealised gains not recognised	(94,812)	(57,403)
Effects of deferred tax	84,928	80,063
	(170,682)	(138,138)
At 30 June, as restated	6,978,501	5,858,514

	Group 31 March 2006 RM'000	Bank 31 March 2006 RM'000
Effects on unrealised holding reserves		
At 30 June, as previously stated	-	-
Effects of adopting the fair value accounting for accounting for securities available-for-sale	482,181	469,749
Effects of deferred tax	(135,011)	(131,530)
	347,170	338,219
At 30 June, as restated	347,170	338,219

(c) Comparative Figures

The following comparative figures have been reclassified to conform with the revised BNM/GP8 format:

	Group		Bank	
	As restated RM'000	As previously reported RM'000	As restated RM'000	As previously reported RM'000
Balance sheet as at 30 June 2005				
Dealing securities	-	629,110	-	230,617
Investment securities	-	27,631,906	-	21,897,560
Securities	28,261,016	-	22,128,177	-

B5. Tax Expense and Zakat

The analysis of the tax expense for the 9 months ended 31 March 2006 are as follows:

Group	3rd Quarter ended 31 March 2006 RM'000	3rd Quarter ended 31 March 2005 RM'000	Nine months ended 31 March 2006 RM'000	Nine months ended 31 March 2005 RM'000
Malaysian income tax	**408,211**	275,239	**944,818**	794,025
Overseas income tax	**2,061**	2,075	**7,838**	14,201
	410,272	277,314	**952,656**	808,226
Under/(Over) provision in prior years	**(3,054)**	(15,242)	**-**	(15,242)
Share of tax expense in associated companies	**-**	88	**-**	463
	407,218	262,160	**952,656**	793,447
Deferred tax expense				
- Origination and reversal of temporary differences, as restated	**(130,622)**	(47,119)	**(130,058)**	(75,947)
Tax expense	**276,596**	215,041	**822,598**	717,500

Bank	3rd Quarter ended 31 March 2006 RM'000	3rd Quarter ended 31 March 2005 RM'000	Nine months ended 31 March 2006 RM'000	Nine months ended 31 March 2005 RM'000
Malaysian income tax	**350,054**	261,262	**854,513**	1,519,555
Overseas income tax	**287**	452	**1,436**	8,985
	350,341	261,714	**855,949**	1,528,540
Deferred tax expense				
- Origination and reversal of temporary differences, as restated	**(122,944)**	(57,154)	**(122,159)**	(236,128)
Tax expense	**227,397**	204,560	**733,790**	1,292,412

The Bank's effective tax rate approximates the statutory tax rate.


Report on Turnaround
Meeting papers for the month
60
50
40
30
20
10
0
Day 1
Day 2
Day 3
Day 4
Day 5
Day 6
No. of Days
Mac
Apr

B13. Earning Per Share (EPS)

Basic

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue during the quarter and the financial year respectively.

	3rd Quarter ended		Nine months ended	
	31 March 2006	31 March 2005	31 March 2006	31 March 2005
Net profit for the period (RM'000)	**641,193**	686,669	**1,948,217**	1,935,231
Weighted average number of ordinary shares in issue ('000)	**3,786,692**	3,685,858	**3,759,335**	3,636,945
Basic earnings per share	**16.93 sen**	18.63 sen	**51.82 sen**	53.21 sen

Diluted

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the financial year by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	3rd Quarter ended		Nine months ended	
	31 March 2006	31 March 2005	31 March 2006	31 March 2005
Net profit for the period (RM'000)	**641,193**	686,669	**1,948,217**	1,935,231
Weighted average number of ordinary shares in issue ('000)	**3,786,692**	3,685,858	**3,759,335**	3,636,945
Effects of share option ('000)	**14,278**	47,926	**16,666**	37,258
Adjusted weighted average number of ordinary shares in issue or issuable ('000)	**3,800,970**	3,733,784	**3,776,001**	3,674,203
Diluted earnings per share (sen)	**16.87 sen**	18.39 sen	**51.59 sen**	52.67 sen

By Order of the Board

Mohd Nazlan bin Mohd Ghazali
LS0008977
Company Secretary
15 May 2006

Part A - Explanatory Notes Pursuant to Financial Reporting Standard 134 ("FRS 134") and Revised Guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) Issue by Bank Negara Malaysia

A1. Basis of Preparation

The unaudited condensed interim financial statements for the 3rd quarter ended 31 March 2006 have been prepared in accordance with FRS134 (Interim Financial Reporting) (formerly known as MASB26) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The unaudited condensed interim financial statements should be read in conjunction with the audited annual financial statements of the Group and the Bank for the year ended 30 June 2005.

The accounting policies and methods of computation applied in the unaudited condensed interim financial statements are consistent with those adopted in the previous audited annual financial statements except for the adoption of the revised guidelines on Financial Reporting for Licensed Institutions (BNM/GP8) issued by Bank Negara Malaysia, which became effective for the current financial year. The adoption of the revised BNM/GP8 has resulted in significant changes in the accounting policies of the Group and the Bank pertaining to the treatment of financial instruments.

Comparative figures were not restated to reflect the changes in accounting policies arising from the adoption of the revised BNM/GP8. It was considered not meaningful to restate comparative figures because the classification of securities in line with BNM/GP8 only commenced towards the end of the previous financial year. This non-restatement of comparative figures is also line with the transitional provisions of FRS 139. Under the transitional provisions of FRS 139, retrospective application is not permitted and the policies followed in prior year shall not be reversed. Accordingly, the comparative figures of the Group and the Bank are not restated and any adjustment for the previous carrying amounts shall be recognised as an adjustment of the balance of retained earnings or reserves at the beginning of the current financial year. The details of adjustments made to the opening retained earnings or reserves are disclosed in Note A29 of these unaudited condensed interim financial statements.

Bank Negara Malaysia has granted indulgence to Maybank from complying with the requirement on the impairment of loans under the revised BNM/GP8 for the financial year ending 30 June 2006. Therefore, the allowance for bad and doubtful debts and financing of the Group are computed based on the existing requirement of BNM/GP3, which is consistent with the adoption made in the previous audited annual financial statements.

A2. Auditors' Report on Preceding Annual Financial Statements

The auditors' report on the audited annual financial statements for the financial year ended 30 June 2005 was not qualified.

A3. Seasonal or Cyclical Factors

The operations of the Group and the Bank were not materially affected by any seasonal or cyclical factors in the 3rd quarter ended 31 March 2006.

A4. Unusual Items Due to Their Nature, Size or Incidence

During the quarter ended 31 March 2006, there were no unusual items affecting the assets, liabilities, equity, net income or cash flows of the Group and the Bank, other than the inclusion of post-acquisition pre-tax profits of RM35.8 million of the MNI Holdings Berhad Group ("MNIH Group"), which was acquired in the previous quarter as disclosed in Note A24.

A5. Changes in Estimates

During the 9 months ended 31st March 2006, the Bank changed its estimate of the recoverable value of collaterals on long outstanding non-performing loans. This resulted in an additional RM391.6 million provision.

A6. Changes in Debt and Equity Securities

Save as disclosed below, there were no issuances, cancellations, share buy-backs, resale of shares bought back and repayment of debt and equity securities by the Bank.

During the 3rd quarter ended 31 March 2006, the issued and paid-up share capital of the Bank was increased from RM3,721,052,721 as at 30 June 2005 to RM3,789,700,421 as at 31 March 2006, from the issuance of 68,647,700 new ordinary shares of RM1.00 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS) at the following option prices:

Number of shares issued:	Option price per share
53,456,900	RM 9.23
7,213,900	RM 9.87
7,966,900	RM 9.92
10,000	RM10.58

A7. Dividends Paid

The Bank paid the following dividends:-

a) A final dividend of 25.0 sen per share less 28% income tax and a special dividend of 35.0 sen per share less 28% income tax for the financial year ended 30 June 2005, amounting to RM1,622,301,407 was paid on 23 November 2005.

b) An interim dividend of 50.0 sen per share less 28% income tax for the financial year ending 30 June 2006, amounting to RM1,361,264,371 was paid on 16 January 2006.

A22. Carrying Amount of Revalued Assets

The Group's and the Bank's property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. There was no change in the valuation of property and equipment that were brought forward from the previous audited annual financial statements for the year ended 30 June 2005.

A23. Subsequent Events

There were no material events subsequent to the balance sheet date.

A24. Changes in the Composition of the Group

(a) Increase in Equity Interest in Aseambankers Malaysia Berhad (Aseambankers)

Maybank's equity interest in Aseambankers increased from 79.69% to 94.69% following the acquisition of 7,517,400 ordinary shares of RM1.00 each from three minority shareholders for a total cash consideration of RM83.3 million.

(b) Disposal of Associated Company

Maybank disposed of its entire equity interest of 45%, representing 2,700,000 ordinary shares of RM1.00 each in Computer Recovery Centre Sdn Bhd for an amount of RM6,950,000.

(c) Acquisition of MNI Holdings Berhad

On 13 December 2005, Mayban Fortis Holdings Berhad ("MFHB") acquired 210,060,496 ordinary shares of RM 1.00 each, representing approximately 73.62% of the share capital of MNI Holdings Berhad (MNIH) for a consideration of RM847.1 million. At the close of the Mandatory General Offer ("MGO"), MFHB's total equity interest in MNIH has increased to 98.84% for an additional consideration of RM291.3 million. The effects of the acquisition are summarised below:

	RM'000
Cash and short term funds	44,255
Deposits and placements with banks and other financial institutions	476,212
Securities	944,813
Loans and advances	44,603
Other assets	353,678
Property, plant and equipment	78,930
Deferred tax assets	16,709
Life and family takaful fund assets	6,838,145
Other liabilities	(600,907)
Provision for tax and zakat	(157,606)
Deferred tax liabilities	(1,246)
Life and family takaful fund liabilities	(421,916)
Life and family takaful policy olders' funds	(6,416,227)
Minority interest	(55,749)
Net assets acquired	1,143,694
Negative goodwill on acquisitions	(5,243)
Purchase consideration	1,138,451

A25. Commitments and Contingencies and Off-Balance Sheet Financial Instruments (continued)

Market Risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions. As at 31 March 2006, the amount of contracts that was not hedged in the Group and the Bank and, hence, exposed to market risk was RM51.38 million (30 June 2005: RM119.44 million).

Credit Risk

Credit risk arises from the possibility that a counter-party may be unable to meet the terms of a contract in which the Group and the Bank has a gain in a contract. As at 31 March 2006, the amount of credit risk in the Group and the Bank, measured in terms of the cost to replace the profitable contracts, was RM84.44 million (30 June 2005: RM68.74 million). This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

A29. Change in Accounting Policies and Transitional Adjustments

(a) Change in Accounting Policies

With effect from 1 July 2005, the Group and the Bank have adopted the revised BNM/GP8, which resulted in the following new accounting policies:

1) The holding of the securities portfolio of the Group and the Bank are segregated based on the following categories and valuation methods:

   i) Securities held-for-trading

   Securities are classified as held-for-trading if they are acquired principally for the purpose of benefiting from actual or expected short-term price movement or to lock in arbitrage profits. The securities held-for-trading will be stated at fair value and any gain or loss arising from a change in their values and de-recognition of these securities are recognized in the income statements.

   ii) Securities held-to-maturity

   Held-to-maturity securities are financial assets with fixed or determinable payments and fixed maturity that the Group and Bank have the positive intent and ability to hold to maturity. The held-to-maturity securities are measured at accreted/amortised cost based on effective yield method. Amortisation of premium, accretion of discount and impairment as well as gain or loss arising from de-recognition of securities held-to-maturity are recognised in the income statement.

   iii) Securities available-for-sale

   Available-for-sale securities are financial assets that are not classified as held-for-trading or held-to-maturity. The available-for-sale securities are measured at fair value, or at cost (less impairment losses, if applicable) if the fair value cannot be reliably measured. The return and cost of the securities available-for-sale are credited and charged to the income statement using accreted/amortised cost based on the effective yield method. Any gain or loss arising from a change in fair value after applying the accreted/amortised cost method are recognised directly in equity through the statement of changes in equity, until the financial asset is sold, collected, disposed of or impaired, at which time the cumulative gain or loss previously recognized in equity will be transferred to the income statements.

2) Derivative financial instruments are measured at fair value and are carried as assets when the fair value is positive and as liabilities when the fair value is negative. Any gain or loss arising from a change in the fair value of the derivatives is recognised in the income statements unless they are part of a hedging relationship that qualifies for hedge accounting where the gain or loss is recognised as follows:

   Fair value hedge
   Where a derivative financial instrument hedges the changes in fair value of a recognized asset or liability, any gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

   Cash flow hedge
   Gains and losses on the hedging instrument, to the extent that the hedge is effective, are deferred in the separate component of equity. The ineffective part of any gain or loss is recognized in the income statement. The deferred gains and losses are the released to the income statement in the periods when the hedged item affects the income statement.

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. Performance Review

For the 3rd quarter ended 31 March 2006, the Group registered a marginal increase of 0.7% or RM13.0 million in profit after tax and minority interest over that of the corresponding period due mainly to the higher allowance for loan loss pursuant to the change in estimate of the recoverable value of collaterals on long outstanding non-performing loans as mentioned in Note A5.

B2. Variation of Results Against Preceding Quarter

The Group registered an increase in profit after tax and minority interest from RM634.1 million for the preceding quarter to RM641.2 million for the quarter just ended, due mainly to lower allowance for loan loss.

B3. Prospects

The Group expects to register better results in the current financial year on the back of the growing Malaysian economy.

B4. Profit Forecast or Profit Guarantee

Neither the Group nor the Bank made any profit forecast or issued any profit guarantee.

B6. Sale of Unquoted Investments and Properties

The profits from the sale of unquoted investments of the Group and Bank amounted to RM153.8 million and RM135.4 million respectively. There were no sales of properties during the period.

B7. Quoted Securities

Financial institutions are exempted from the disclosure requirements relating to quoted securities.

B8. Status of Corporate Proposals Announced but Not Completed

(a) Tie-up With BinaFikir Sdn Bhd.

During the December quarter, both Maybank and BinaFikir Sdn Bhd have mutually agreed to cease negotiations on any tie up with Aseambankers Malaysia Berhad.

(b) Issue of Islamic Subordinated Debts

The Bank successfully issued RM1.0 billion Islamic Subordinated Bonds to finance its Islamic financial activities in November 2005.

(c) Transfer of Businesses of Aseamlease Berhad and Aseam Credit Sdn Bhd to Maybank

The businesses of Aseamlease Berhad and Aseam Credit Sdn Bhd were transferred to Maybank with effect from 2 November 2005.

(d) Proposed Disposal Of Mayban Unit Trust Berhad (MUTB)

The Memorandum of Understanding ("MOU") for the disposal of Mayban Unit Trust Berhad ("MUTB") to Amanah Saham Nasional Berhad ("ASNB"), a wholly owned subsidiary of Permodalan Nasional Berhad ("PNB") was extended for another 3 months to 27 May 2006 to allow the parties to complete the negotiations.

PNB is a substantial shareholder of Maybank and as such the Proposed Disposal is deemed a related party transaction pursuant to Paragraph 10.08 of Bursa Malaysia Securities Berhad's Listing Requirements.

(e) Mandatory General Offer

Subsequent to the completion of the acquisition of MNI Holdings Berhad as disclosed in Note A24, Mayban Fortis Holdings Berhad ("Mayban Fortis") made an unconditional Mandatory General Offer ("MGO") for:

i) All the remaining ordinary shares of RM1.00 each in MNI Holdings Berhad ("MNIH") not already owned by Mayban Fortis at a cash offer price of RM4.02 per MNIH ordinary share; and

ii) All the remaining ordinary shares of RM1.00 each in Malaysia National Insurance Berhad ("MNIB") not already owned by MNIH at a cash offer price of RM6.83 per MNIB ordinary share.

As of the close of the final MNIH MGO on 3 March 2006, Mayban Fortis and persons acting in concert with Mayban Fortis collectively hold approximately 98.84% of the issued and paid –up capital of MNIH. As the level of Mayban Fortis' shareholdings in MNIH has exceeded 90% of the total issued and paid-up share capital of MNIH, the entire issued and paid-up share capital of MNI was removed from the Official List of Bursa Malaysia Securities Berhad with effect from 23 March 2006, pursuant to paragraph 8.15(5) of the Listing Requirements.

(e) Mandatory General Offer (contd)

On 29 March 2006, Mayban Fortis invoked the provisions of Section 34 of the Securities Commission Act, 1993 to compulsorily acquire the remaining MNIH shares for which acceptances have not been received, by despatching the notice to the dissenting shareholders of MNIH ("Notice") stating its desire to acquire the remaining MNIH shares held by the dissenting shareholders on the basis of a cash payment of RM4.02 for each MNIH share, together with a statutory declaration confirming that the conditions for the sending of the Notice have been satisfied.

As of the closed of the MNIB MGO on 24 January 2006, Sompo Japan Insurance Inc., being the only remaining shareholder in MNIB, has not accepted the MNIB MGO. Consequently, MNIH's shareholdings in MNIB remain at 98.59%.

B9. Deposits and Placements of Financial Institutions and Debt Securities

Please refer to note A13 and A14.

B10. Off-Balance Sheet Financial Instruments

Please refer to note A25.

B11. Changes in Material Litigation

The Group and the Bank do not have any material litigation that would materially and adversely affect the financial position of the Group and the Bank.

B12. Interim Dividend

There was no interim dividend declared during the quarter.